UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of LM Ericsson Telephone Company, May 29, 2026 regarding “Ericsson’s Nomination Committee appointed”

PRESS RELEASE May 29, 2026

Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting 2027 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB;

•	Helena Stjernholm, AB Industrivärden;

•	Katarina Romberg, AMF Tjänstepension & AMF Fonder;

•	Mathias Collén, Afa Försäkring; and

•	Jan Carlson, the Chair of the Board of Directors.

Johan Forsell is the Chair of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

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PRESS RELEASE May 29, 2026

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 29, 2026